November 21, 2001

Immune Network Ltd.
3650 Wesbrook Mall
Vancouver, B.C. V6S 2L2

Attention: Dr. Allen Bain

Dear Sir:

Re: Grant of SublicenseOption to the Monoclonal Antibodies hNM0l and 1F7 and Convertible Loan.

This letter (the "Agreement") is intended to record the general terms and conditions of our mutual agreement concerning the grant by Immune Network Ltd. ("IMM") to InNexus, Inc. ("InNexus") of an exclusive sublicense option to the intellectual properties for the monoclonal ant ibodies hNM01 and 1F7 and concerning a convertible loan from IMM to InNexus. All currency references in this Agreement are to U.S. dollars.

1. IMM will grant to InNexus an exclusive sub-license option on technology described in Schedule A hereto to use sa id technology in InNexus' antibody improvement platforms. The technology grant will also include the non -exclusive use to make genetically engineered forms or humanized forms and to derive fully human antibodies (herein the "Sublicense Option").

2. Upon entering into the Sublicense Agreement, InNexus will use best efforts to promptly commercialize Schedule A technology as permitted in this Sublicense Option.

3. InNexus will pay a royalty on the sales of any product developed using Schedule A technology according to the following amounts:

(a). 1F7 intellectual property - 3% of net sales of any therapeutic product or 6% on net sales of any diagnostic product and

(b) NM01 and NM03 intellectual property - 5% on any product in a country in which a valid patent exists and 3% on any product in a country which there is no enforceable patent.

4. InNexus will pay for the Sublicense Option (the "Price") by the issuance from the treasury of InNexus voting common stock in an amount equal to a total dollar value of $1,000,000.00 in accord with the following.

(a) InNexus warrants and represents and covenants that:

(i) InNexus has currently 5,040,000 shares issued and outstanding and that no additional shares are currently reserved for issuance;

(ii) InNexus has the authority to issue up to 50,000,000 shares;

(iii) there are no restrictions on InNexus to issue the shares referred to in this Agreement and management has prior approval from its Board to enter into this transaction ; (iv) the valuation of InNexus is to be set by the Board of Directors based upon qualified arms -length determination by a mutually agreed upon third party immediately prior to issuance of each instalment of InNexus shares as provided for herein unless InNexus is publicly traded in which case the number of shares issued is determined by a 10 day trading average prior to issuance of an instalment;

(v) the InNexus shares of voting common stock issued to IMM hereunder shall be issued as fully paid and non -assessable;

(vi) InNexus shall not alter the rights and restrictions or the attributes and characteristics of its stock without IMM 's prior written approval; and

(vii) InNexus shall reserve for issuance to IMM in payment of the Price not less than one million common shares.

(b) InNexus common shares will be delivered to IMM in three instalments:

(i) Upon execution of this Agreement, 333,333 shares, representing one-third of the Price;

(ii) On the anniversary date of this agreement, 2002 and the anniversary date of this agreement, 2003, that number of shares representing a sum of' $333,333, based upon the valuation at the time of issuance of the shares.

5. IMM represents that it is the licensee of the technology in Schedule A. The patents in Schedule A or any future continuation -in-parts or derivative patent applications, filed by IMM encompasses the technologies and intellectual property contributed by IMM. IMM grants InNexus reasonable access to IMM's intellectual property files for the purpose of dete rmining the status of pertinent patents and licenses. IMM will use best efforts to maintain all patents and intellectual property in good standing with the jurisdictions issuing such patents, the cost of such maintenance to be borne equally by IMM and InNexus, with InNexus maintenance costs beginning with the completion of the SubLicense Agreement.

6. IMM has advanced to InNexus a total of $125,670 (the "Principal Sum"), of which $61,000 has been paid by IMM to Dr. Robert A. Mastico on behalf of InNexus. The Principal Sum will be deemed to be a convertible loan from IMM to InNexus bearing interest at the rate of 12% per annum. The loan will mature on the earlier of May 15, 2002 or the second business day following the day on which InNexus has working capital of greater than $1,000,000. This loan will be evidenced by a promissory note and secured by a convertible debenture (the "Debenture"), in form and content satisfactory to IMM and its legal counsel, and InNexus covenants to enter into the same pr omptly upon being requested to do so. The InNexus share price for the purposes of conversion shall be $1.00 per share.

7. This Agreement is also subject to the following conditions being satisfied or waived, in writing, by IMM on or before December 5, 2001:

(a) approval of IMM's board of directors as evidenced by a resolution of the board; and

(b) acceptance of the Canadian Venture Exchange to the filing of the Agreement.

8 Upon exercise of this Sublicense Option, which shall take place immediately upon delivery by InNexus to IMM of a notice of exercise without further consideration, IMM and InNexus agree to negotiate, in good faith, the terms of a formal Sublicense Agreement to supercede this Agreement within 60 days. Provided that InNexus is current with its payment of the Price, InNexus shall acquire such rights and interest in the technology described in Schedule A as specifically provided herein. The parties acknowledge that this Agreement creates a binding obligation upon each of them and will remain in effect until superceded by such formal agreement. The formal agreement will contain customary representations, warranties and covenants of and by IMM and InNexus. This Sublicense Option shall allow the holder to carry out development of products as if a formal Sublicense Agreement was in effect. All licensed rights conveyed to InNexus under this Agreement can be sublicensed as long as the royalty provisions inure, subject to prior consent by IMM such consent not to be unreasonably withheld.

9. This Agreement shall inure to the benefit of and be binding upon IMM and InNexus and their respective successors and permitted assigns. This Agreement may not be assigned by either party without the other's express written consent, such consent not to be unreasonably withheld.

10. This Agreement shall be construed in accordance with the laws of British Columbia and the laws of Canada applicable therein.

11. This Agreement shall supersede all previous agreements made between the parties regarding the subject matter of' this Agreement, including but not limited to the letter agreement dated January 5, 2001.

If the above terms and conditions accurate ly record your understanding of our agreement, please so acknowledge by signing this Agreement in the space provided and returning it to us by fax at your earliest convenience,

Yours truly,

InNexus, Inc.
By its authorized signatory:
/s/ Alton C. Morgan
Dr. Alton C. Morgan

Immune Network Ltd.
By its authorized signatory:
/s/ Allen Bain
Dr. Allen Bain

The foregoing is hereby confirmed, acknowledged and accepted on November 28, 2001:

Schedule A

Licensed Intellectual Property

Patent US5,558,865

Patent US5,607,847

Patent US5,618,922

Patent US5,665,569

Patent US5,849,583

Patent US 6,057,421

Patent US 6,146,627

Patent US 6,221,580